Exhibit 12

ZOETIS INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIOS)	2015	2014	2013	2012	2011
Determination of earnings:
Income before provision for taxes on income
and noncontrolling interests	$545	$820	$690	$710	$394
Net income/(loss) attributable to noncontrolling interests	—	4	(1)	—	3
Income attributable to Zoetis Inc.	545	816	691	710	391
Add: fixed charges	137	131	127	37	43
Total earnings as defined	$682	$947	$818	$747	$434

Fixed charges:
Interest expense, net of capitalized interest(a)	$124	$117	$113	$31	$36
Capitalized interest	4	4	3	—	—
Interest portion of rent expense(b)	9	10	11	6	7
Total Fixed charges	137	131	127	37	43

Ratio of earnings to fixed charges	5.0	7.2	6.4	20.2	10.1

(a)	Interest expense, net of capitalized interest, includes amortization of debt discount and fees. Interest expense does not include interest related to uncertain tax positions.

(b)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.